UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NTN Buzztime, Inc.
(Name of Issuer)

Common Stock, par value $0.005
(Title of Class of Securities)

629410309
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)
☒     Rule 13d-1(c)
☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Kinderhook Partners, LP

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 4,600,643
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		4,600,643

9	Aggregate Amount Beneficially Owned by Each Reporting Person

4,600,643

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

7.6%

12	Type of Reporting Person (See Instructions)

PN

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Kinderhook GP, LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 4,600,643
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		4,600,643

9	Aggregate Amount Beneficially Owned by Each Reporting Person

4,600,643

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

7.6%

12	Type of Reporting Person (See Instructions)

OO

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Stephen J. Clearman

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒
3	SEC Use Only

4	Citizenship or Place of Organization

United States of America

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 4,600,643
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		4,600,643

9	Aggregate Amount Beneficially Owned by Each Reporting Person

4,600,643

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

7.6%

12	Type of Reporting Person (See Instructions)

IN

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Tushar Shah

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	☐
b.	☒
3	SEC Use Only

4	Citizenship or Place of Organization

United States of America

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 4,600,643
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		4,600,643

9	Aggregate Amount Beneficially Owned by Each Reporting Person

4,600,643
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

7.6%

12	Type of Reporting Person (See Instructions)

IN

Item	1(a)	Name of Issuer:

NTN Buzztime, Inc., a Delaware corporation (the "Issuer").

1(b)	Address of the Issuer's Principal Executive Offices:

5966 La Place Court
Carlsbad, CA 92008

Item	2(a)	Name of Person Filing:

Kinderhook Partners, LP
Kinderhook GP, LLC
Stephen J. Clearman
Tushar Shah

2(b)	Address of Principal Business Office, or, if None, Residence:

1 Executive Drive
Suite 160
Fort Lee, NJ 07024

2(c)	Citizenship:

Kinderhook Partners, LP – Delaware
Kinderhook GP, LLC - Delaware
Stephen J. Clearman - United States of America
Tushar Shah - United States of America

2(d)	Title of Class of Securities:

Common Stock, par value $0.005

2(e)	CUSIP Number:

629410309

Item	3.	This statement is filed pursuant to Rule 13d-1(c).

Item	4.	Ownership:

Ownership as of December 31, 2010 is incorporated herein by reference from items (5) – (9) and (11) of the cover page of this Schedule 13G.

Item	5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item	6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item	7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item	8.	Identification and Classification of Members of the Group:

Not applicable.

Item	9.	Notice of Dissolution of Group:

Not applicable.

Item	10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011	KINDERHOOK PARTNERS, L.P.*

	By:	/s/ Stephen J. Clearman
Name: Stephen J. Clearman
Title: Managing Member

KINDERHOOK GP, LLC*

	By:	/s/ Stephen J. Clearman
Name: Stephen J. Clearman
Title: Managing Member

/s/ Tushar Shah*
Name: Tushar Shah

/s/ Stephen J. Clearman*
Name: Stephen J. Clearman

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

AGREEMENT OF JOINT FILING

The undersigned hereby agree that the Statement on Schedule 13G/A to which this agreement is attached as an exhibit as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them.  This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2011	KINDERHOOK PARTNERS, L.P.*

	By:	/s/ Stephen J. Clearman
Name: Stephen J. Clearman
Title: Managing Member

KINDERHOOK GP, LLC*

	By:	/s/ Stephen J. Clearman
Name: Stephen J. Clearman
Title: Managing Member

/s/ Tushar Shah*
Name: Tushar Shah

/s/ Stephen J. Clearman*
Name: Stephen J. Clearman

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.